Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,				Fiscal Year
	2013		2012		2012		2011		2010		2009		2008
Earnings
Income before income taxes	$240,629		$239,792		$941,521		$815,773		$689,373		$496,898		$302,532
Fixed charges	$35,055		$31,903		130,787		121,157		132,210		138,920		83,266
Less: Capitalized interest	$(2,029)		$(1,251)		(6,064)		(4,666)		(5,133)		(6,715)		(2,318)

Adjusted earnings	$273,655		$270,444		$1,066,244		$932,264		$816,450		$629,103		$383,480

Fixed charges
Interest expense	$11,400		$9,130		$40,200		$31,378		$35,847		$43,383		$24,372
Amortization of debt issuance costs	$372		$318		1,355		1,453		8,559		8,508		4,084
Interest portion of rent expense	$23,283		$22,455		89,232		88,326		87,804		87,029		54,810

Total fixed charges	$35,055		$31,903		$130,787		$121,157		$132,210		$138,920		$83,266

Ratio of earnings to fixed charges	7.8	x	8.5	x	8.2	x	7.7	x	6.2	x	4.5	x	4.6	x